NO ACT

1E
2-26-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10011200

March 29, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-29-10

Re: Merck & Co., Inc.
Incoming letter dated February 26, 2010

Dear Mr. Chevedden:

This is in response to your letter dated February 26, 2010 concerning the shareholder proposal submitted to New Merck by William Steiner. On February 19, 2010, we issued our response expressing our informal view that New Merck could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Michael Pressman
Senior Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 26, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 William Steiner's Rule 14a-8 Proposal
Merck & Co., Inc. (MRK)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the December 23, 2009 no action request. Mr. William Steiner continuously owned far in excess of $2000 of Merck and Schering-Plough stock each since before January 1, 2008. Mr. Steiner never sold this Merck and Schering-Plough stock. The company is well aware that Mr. Steiner has been a long-term shareholder because Merck and Schering-Plough each published Mr. Steiner's 2009 rule 14a-8 proposals according to the attachments.

Mr. Steiner forwarded his Merck broker letter on November13, 2009. Merck replied on November 23, 2009 with, "I note the confirmation that Mr. Steiner has been the beneficial owner of at least $2,000 in market value of Merck securities for one year as of the date the proposal was submitted and will hold the requisite market value of Merck securities through the date of the Annul Meeting."

Merck never rescinded its November 23, 2009 letter and never questioned Mr. Steiner's November 13, 2009 broker letter. Mr. Steiner should not be penalized for relying on the company November 23, 2009 letter.

This is to request that the Securities and Exchange Commission allow the stock ownership verification for this resolution to be cured within 7-days.

Sincerely,



John Chevedden

cc:
William Steiner

Debra Bollwage <debra_bollwage@merck.com>